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                                                                    EXHIBIT a(6)
FOR IMMEDIATE RELEASE

CONTACT: SHAREHOLDER RELATIONS
        THE NEW SOUTH AFRICA FUND INC.
        (800) 852-4750

     THE NEW SOUTH AFRICA FUND INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

New York, August 6, 1998 -- The New South Africa Fund Inc. (NYSE: NSA), a closed-end, non-diversified management investment company that seeks long-term capital appreciation through investing primarily in equity securities of issuers in the Republic of South Africa as well as, to a lesser extent, in other countries in the Southern Africa region, today announced the final results of its tender offer for up to 449,652 of its issued and outstanding shares of its common stock, representing approximately 10% of its outstanding shares. The offer expired at 12:00 midnight, New York City time, on July 29, 1998.

The Fund stated that 3,574,793 shares of common stock, or approximately 79.50% of the Fund's common stock outstanding as of the expiration of the tender offer, were tendered through the stated expiration date. The Fund accepted 449,652 shares properly tendered at a price of $15.11 per share, the net asset value as determined as of the close of the New York Stock Exchange on the expiration date. Therefore, on a pro-rata basis, 12.58% of the shares so tendered have been accepted for payment. Payment for the shares will be mailed promptly.

Shares of The New South Africa Fund Inc. are traded on The New York Stock Exchange, Inc. under the trading symbol "NSA". Fleming International Asset Management Limited, the Fund's investment adviser, is an affiliate of Robert Fleming Holdings Limited. As of December 31, 1997, The Fleming Group managed over $99 billion in assets worldwide.